UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Rule 13d-102)

Credicorp Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G2519Y108

(CUSIP Number)

N/A

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Atlantic Security Holding Corp
2	Check the Appropriate Box if a Member of a Group (a) : ☐ (b) : ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 14,620,846
	6	Shared Voting Power 1,270,528
	7	Sole Dispositive Power 14,620,846
	8	Shared Dispositive Power 1,270,528

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,891,374
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11	Percent of Class Represented by Amount in Row (9) 16.84%
12	Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer:

Credicorp Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Credicorp Ltd.

c/o Banco de Crédito del Perú

Calle Centenario N° 156

Las Laderas de Melgarejo

La Molina

Lima 12 Perú

Item 2(a).	Name of Persons Filing:

Atlantic Security Holding Corp

Item 2(b).	Address of Principal Business Office or if None, Residence:

Atlantic Security Holding Corp
Ugland House, South Church St., KY1-1104
George Town, Grand Cayman, Cayman Islands

Item 2(c).	Citizenship:

See Item 4 on Page 2

Item 2(d).	Title of Class of Securities:

Common Shares

Item 2(e).	Cusip Number:

G2519Y 10 8

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Item 9 on Page 2

(b)	Percent of Class:

See Item 11 on Page 2

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 on Page 2

(ii)

Shared power to vote or to direct the vote:

See Item 6 on Page 2.

The information in Items 6, 8, 9 and 11 above include 1,270,528 shares held by ASHC’s subsidiary, ASB Bank Corp (ASB). These 1,270,528 shares are held by ASB on behalf of clients as part of the Private Banking Services that ASB provides, and which shares are purchased or sold based on client instruction. Clients can decide at any time to exercise their voting power in any Shareholders’ Meeting, but generally grant a revocable voting proxy to directors or officers of Credicorp for purposes of the Annual Shareholders Meeting. These shares are held by ASB on behalf of clients, which clients have the power to vote and dispose of the shares. ASHC disclaims beneficial ownership of the shares. The filing of this Schedule 13G by ASHC should not be construed as an admission that ASHC is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owner of the 1,270,528 Credicorp shares held by ASB on behalf of clients and included in this Schedule 13G.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 on Page 2

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 on Page 2

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

See the explanation under Item 4(c)(ii), above.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See the explanation under Item 4(c)(ii), above.

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024

Atlantic Security Holding Corp

By:	/s/ Luis Eduardo Rodríguez

Name: Luis Eduardo Rodríguez
Title: Attorney-In-Fact